Exhibit 99.1

For Immediate Release:

Contact:	William G. Schultz, President and Chief Executive Officer David T. McGraw, Vice President – Finance and Chief Financial Officer Telephone 952-996-1674

Communications Systems, Inc. Reports
Second Quarter 2012 Results

MINNETONKA, Minn., August 8, 2012 /PRNewswire/ -- Communications Systems, Inc. (NASDAQ: JCS - News) today reported financial results for its second quarter ending June 30, 2012 and for the first six months of 2012.

For the three months ended June 30, 2012, net income was $972,000 or $0.11 per diluted share, on revenue of $25,561,000. In the fiscal 2011 second quarter, the Company earned $4,085,000 or $0.48 per diluted share, on revenue of $45,430,000. For the first six months ended June 30, 2012, net income was $1,027,000 or $0.12 per diluted share, on revenue of $49,805,000. For the six months of 2011, the Company earned $6,643,000 or $0.78 per diluted share, on revenue of $76,452,000.

William Schultz, President and CEO of Communications Systems, Inc. commented: “This quarter reflects the initial results from the execution of our business strategy and demonstrates improvement over Q1 2012. The significant decrease in the quarterly earnings from the 2011 second quarter is primarily due to a large one-time 2011 project in our Transition Networks business unit. Excluding the revenues from this one-time project, our Transition Networks business unit grew sales by 8% over Q2 2011, while our overall Company revenues declined 2% from Q2 2011.

“As we noted in connection with our reporting of 2011 interim and full year results, our strong 2011 financial performance was bolstered by large projects in our Transition Networks and JDL business units, making year-over-year comparisons more challenging. While we continue to face a difficult 2012 economic environment, primarily related to lower government spending, which is affecting both our Transition Networks and JDL business units, the improving housing market, especially for multi-tenant dwelling units, has helped our Suttle business unit to increase second quarter revenue 14% over Q2 2011.

Schultz continued: “As we mentioned in our first quarter press release, we implemented several cost-savings initiatives beginning in the 2011 fourth quarter, and are continuing to realize savings from these initiatives, resulting in lower selling, general and administrative costs than in the first quarter of 2012. Our management continues to monitor expenditures while still making investments in critical areas such as engineering and product development.

“JDL continues to support its largest education customer and is working to acquire new school districts and universities as customers. JDL continues to focus on expanding its services offering into small- and medium-sized businesses to implement new technologies such as virtualization and migration to the cloud. In the second quarter, JDL received new orders from the 4th largest school district in the U.S., the Miami-Dade County Public School District (M-DCPS).  We are excited to be providing the hardware to M-DCPS to help create more wireless connectivity for their students and we look forward to working with M-DCPS on future projects.

“We are encouraged by the continued strength in the multi-tenant dwelling unit construction and Suttle’s strong position within its customer base to take advantage of this growth with its structured wiring products. Suttle is also having success penetrating new opportunities with copper and fiber connectivity products within its existing customer base as well as gaining new customers in Latin America, Europe and the Middle East. Our Suttle Costa Rica facility is growing to support customers globally with production and has added engineering resources to support new product development. In the quarter, we used some of our cash to build Suttle products to support new orders.

“Transition Networks is also working to grow in its focus markets, which include the service provider market. We continue to have success with Telcos that provide business Ethernet services and the July 2011 addition of Patapsco has helped to expand our capacity to serve the mobile backhaul space. We see growth in this space and continue to invest in product development to support it.

Mr. Schultz closed: “While we have reduced some general and administrative costs, we continue to invest in our business to target opportunities in our core markets. These investments are helping us pursue new opportunities in our global customer base and expand into new markets. The ongoing implementation of our new enterprise resource planning (ERP) system is also going well. This new system will standardize all of our business units on one system bringing efficiencies to product development, manufacturing, delivering services and back office support. Despite some near-term economic uncertainty in some areas such as government spending, we remain optimistic about our long-term prospects and will continue to invest in areas that will allow us to be successful in our target markets.”

More discussion around CSI’s Q2 results will be posted via podcast at www.commsystems.com/podcasts. Additionally, more information about the Company, its financial results, operations, and businesses can be found on the website and by following the Company on Twitter (@CommSystemsInc), LinkedIn and YouTube.

Further Information

Further information regarding the Company's results and related matters will be provided in the Company's Form 10-Q report for the quarter ended June 30, 2012, which will be filed on August 9, 2012.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, the Communications Systems Inc. may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans which are typically preceded by the words "believes," "expects," "anticipates," "intends" or similar expressions. For these forward-looking statements, the Company claims the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties, including those disclosed in our periodic filings with the SEC, which could cause actual performance, activities or plans after the date the statements are made to differ significantly from those indicated in the forward-looking statements when made.

About Communications Systems

Communications Systems, Inc. provides physical connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides the tools for maximum utilization of the network from the edge to the user. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service.

CSI CONSOLIDATED SUMMARY OF EARNINGS

Selected Income Statement Data

	Unaudited		Unaudited
	Three Months Ended	Three Months Ended	Six Month Ended	Six Month Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Sales	$25,561,258	$45,429,684	$49,805,179	$76,452,487
Gross margin	10,655,883	18,455,585	20,604,510	31,784,074
Operating income	1,357,602	7,252,839	1,488,047	11,394,118
Income before income taxes	1,445,470	7,264,706	1,539,031	11,425,145
Income taxes	473,735	3,180,041	512,218	4,782,641
Net income	$971,735	$4,084,665	$1,026,813	$6,642,504

Basic net income per share	$0.11	$0.48	$0.12	$0.79
Diluted net income per share	$0.11	$0.48	$0.12	$0.78
Cash dividends per share	$0.16	$0.15	$0.32	$0.30

Average basic shares outstanding	8,522,307	8,442,416	8,498,040	8,433,758
Average dilutive shares outstanding	8,562,148	8,519,679	8,526,048	8,489,499

Selected Balance Sheet Data
Unaudited

	June 30, 2012	December 31, 2012

Total assets	$113,316,868	$116,658,916
Cash , cash equivalents and investments	37,284,988	46,034,821
Property, plant and equipment, net	14,155,239	14,019,019
Long-term liabilities	3,678,561	3,740,710
Stockholders' equity	96,776,642	97,530,560